SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

Index

1. Summary of Fiscal Year 2010 Business Report

2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Audit Reports for Fiscal Year 2010

Exhibit 99.1

Summary of FY2010 Business Report

I.	Company Overview	1

1.	Purpose of the Company	1
a.	Scope of Business	1
b.	Scope of Business of Subsidiaries	1
2.	History of the Company	2
a.	Company History	2
b.	Associated Business Group	4
c.	Consolidated Subsidiaries	8
3.	Capital Structure	8
a.	Changes in Capital	8
b.	Convertible Bonds	9
4.	Total Number of Authorized Shares	9
a.	Total Number of Authorized Shares	9
b.	Treasury Stock	9
5.	Voting Rights	10
6.	Dividend Information	10
a.	Dividend information for the past three years	10

II.	Description of Business	11

1.	Business Overview	11
a.	Organizational Chart	11
2.	Overview of Operations	12
a.	Performance of Operations	12
b.	Financing of Operations	12
c.	Transactions related to Commission Fees	13
3.	Other Information Relevant to Investment Decisions	14
a.	Selected Ratios	14
b.	Credit Ratings for the Past Three Years	14
c.	Won-denominated Current Ratio	15
d.	Debt Ratio	15
e.	30 Largest Exposures by Borrower	16
f.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower	17
g.	Recent Developments	17

III.	Financial Information	18

1.	Condensed Financial Statements (Non-consolidated)	18
2.	Condensed Financial Statements (Consolidated)	19

IV.	Independent Auditor’s Opinion	20

1.	Independent Auditor’s Opinion	20
a.	Independent Auditor	20
2.	Compensation to the Independent Auditor for the Past Three Years	20
a.	Auditing Service	20
b.	Compensation for Services Other than the Audit	20

V.	Corporate Governance and Affiliated Companies	21

1.	About the Board of Directors	21
2.	Related Companies	23
3.	Investments in Other Companies	24

VI.	Stock Information	25

1.	Stock Distribution	25
a.	Stock Information of the Largest Shareholder and Specially Related Parties	25
b.	Share Ownership of More Than 5%	25
c.	Minority Shareholders	25
2.	Stock Price and Stock Market Performance for the Past Six Months	26
a.	Domestic Stock Market	26
b.	Foreign Stock Market (NYSE)	26

VII.	Directors and Employee Information	27

1.	Directors	27
2.	Employee Status	27
3.	Directors’ Compensation	27

VIII.	Related Party Transactions	28

1.	Transactions with Affiliated Parties	28
a.	Transactions of Provisional Payments and Loans (including secured loans)	28
b.	Payment Transactions	28
All financial information contained in this document (including the financial statements attached as Exhibit 99.1 hereto) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business
Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;
2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;
3.	Formulation of corporate governance structures of the subsidiaries;
4.	Inspection of operation and assets of the subsidiaries; and
5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);
2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and
3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.
(3)	All activities directly or indirectly related to the items listed above.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;
2.	Trust business;
3.	Foreign exchange business; and
4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.
(4)	Woori Asset Management: asset management business.
(5)	Woori Financial: consumer finance business.
(6)	Woori Finance Information System: finance-related IT services.
(7)	Woori F&I: securitization business.
(8)	Woori Private Equity: private equity business.
2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

b.	Associated Business Group
(1)	Overview of Business Group
1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group

As of December 31, 2010

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	46 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited

	Woori AMC	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
WR Creditors Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
WR Investment America LLC

	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1

	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No. 2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No. 3
Mars Private Equity Fund No. 4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Brim Asian Credit Fund
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No. 3 Private Equity Fund

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

*	On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*	On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*	On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.

*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

*	High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries

*	On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.

*	On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

*	On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

*	On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 22, 2010, KoFC Woori Growth Champ 2010 No. 3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*	On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.

*	On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On December 21, 2010, WR Investment America LLC. a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

c.	Consolidated Subsidiaries

		Total Assets (2009)
Name of Company	Business Activities	(unit: in millions of Won)
Woori Bank	Banking	222,341,359
Kwangju Bank	Banking	15,896,819
Kyongnam Bank	Banking	20,410,974
Woori Investment & Securities	Securities	18,406,605
Woori Asset Management	Investment Trusts	92,363
Woori Financial	Other Financial	2,151,217
Woori Aviva Life Insurance	Insurance	1,743,822
Woori F&I	Other Financial	508,542
Woori Private Equity	Other Financial	25,095
Woori Finance Information System	Financial Information Technology	221,876
Woori Credit Information	Debt Collection and Credit Rating	29,288
Woori America Bank	Banking	1,242,988
P.T. Bank Woori Indonesia	Banking	411,542
Woori Global Markets Asia Ltd.	Banking	186,919
Woori Bank (China) Limited	Banking	1,752,025
ZAO Woori Bank	Banking	151,402
Woori Futures	Futures	449,579
Woori Investment Asia Pte. Ltd.	Securities	51,332
Mars Private Equity Fund No. 1	Other Financial	42,908
Mars Private Equity Fund No. 2	Other Financial	217,966
Woori Investment & Securities (HK) Ltd.	Securities	26,458
LG Investment Holdings B.V. GG	Other Financial	32,551
Connacht Capital Market Investment Ltd.	Other Financial	44,215
Woori Absolute Global Opportunity Fund	Asset Management	43,478
Woori Absolute Return Investment Strategies	Other Financial	—
Woori CBV Securities Corporation	Securities	11,338
Woori AMC	Other Financial	11,788
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	12,597
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	22,285
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	17,441
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.	Other Financial	13,435
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	76,321
Woori SB Tenth Asset Management	Other Financial	65,947
WR Investment America LLC	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	218,216
Kumho Investment Bank	Financial Services	1,592,068
Woori Renaissance Holdings	Other Financial	194,383
U.P. Chemical	Other Chemicals	81,656
SAHN EAGLE LLC	Real Estate Leasing	216,696
3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds
Not applicable
4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of December 31, 2010	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,561	2,561
Free float shares	806,012,779	806,012,779
b.	Treasury Stock

As of December 31, 2010	(unit: shares)

Acquisition
Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 165-2	Common	2,560	1			2,561
	Preferred
Subtotal	Common	2,560	1			2,561
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,560	1			2,561
	Preferred

5.	Voting Rights

As of December 31, 2010	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,561
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,779
	Preferred Shares
6.	Dividend Information
a.	Dividend information for the past three years
(Non-consolidated)

Items		2010	2009	2008
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,194,979	1,026,024	454,478
Earnings per share (Won)		1,483	1,273	564
Total cash payout (Won in Millions)		201,503	80,601	—
Total stock dividends (Won in Millions)				—
Cash dividend payout ratio (%)		16.86	7.86
Cash dividend yield (%)	Common Shares	1.6	0.7	1.3
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	250	100
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
(As of December 31, 2010)

2.	Overview of Operations
a.	Performance of Operations
As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.
b.	Financing of Operations
(1)	Source of Funds
(unit: in millions of Won)

Items	2010	2009	2008
Shareholders’ Equity	14,538,812	13,720,923	12,207,338
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	158,608	179,488	186,959
Retained Earnings	9,463,066	8,346,186	7,323,148
Capital Adjustments	887,061	1,165,172	667,154
Borrowings	3,862,134	3,824,205	3,412,854
Debentures	3,654,843	3,744,156	3,393,702
Bank Borrowings	—	60,000	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	207,291	20,049	19,152
Total	18,400,946	17,545,128	15,620,192

(2)	Use of Funds
(unit: in millions of Won)

Items	2010	2009	2008
Subsidiary Stock	18,175,265	17,350,078	15,285,356
Woori Bank	14,181,149	13,621,824	11,900,128
Kyongnam Bank	1,530,858	1,443,661	1,245,318
Kwangju Bank	1,066,933	976,284	920,938
Woori Financial Information System	17,171	15,013	13,076
Woori F&I	189,810	166,563	139,999
Woori Investment & Securities	818,320	754,782	709,114
Woori Asset Management	62,898	67,456	41,296
Woori Private Equity	25,859	24,246	12,844
Woori Financial	181,962	207,346	228,456
Woori Aviva Life Insurance	100,306	72,903	74,187
Investment Securities	—	—	—
Loan Obligations	995	139,300	169,150
Tangible Assets	420	415	566
Intangible Assets	19	8	14
Cash	65,444	23,267	119,350
Other Assets	158,803	32,060	45,756
Total	18,400,946	17,545,128	15,620,192
c.	Transactions related to Commission Fees
(unit: in millions of Won)

Category	2010	2009	2008
Commission Revenue (A)	35,626	—	—
Commission Expense (B)	4,209	7,001	7,119
Commission Profit (A-B)	31,417	(7,001)	(7,119)

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios
BIS Ratio
(unit: in millions of Won)

Items	2010	2009	2008	2007
Total Capital (A)	24,839,544	24,824,094	22,436,482	20,102,976
Risk weighted assets (B)	198,250,944	200,954,776	206,606,315	174,367,585
BIS Ratio (A/B)	12.53%	12.35%	10.86%	11.53%
Other Selected Ratios
(Unit: %)

Category	2010	2009
Net income as a percentage of average total assets	0.4%	0.3%
Net income as a percentage of average stockholders’ equity	8.4	7.9
Net interest margin	2.31	1.99
Loans classified as sub-standard or below as a percentage of total loans	3.3	1.7
b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2010.10.28	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2010.10.28	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.02.14	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.02.14	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.03.02	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.03.03	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation

c.	Won-denominated Current Ratio
(unit: in millions of Won)

Items	2010	2009	2008	2007
Current Assets (A)	65,497	23,682	119,566	32,874
Current Liabilities (B)	9,260	8,995	18,376	12,207
Current Ratio* (A/B)	707.31%	263.29%	650.66%	269.30%

*	Beginning in 2009, current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month. Prior to 2009, current ratio was calculated as the ratio of (i) Won-denominated assets with maturity of less than 3 months and (ii) Won-denominated liabilities with maturity of less than 3 months.
d.	Debt Ratio
(unit: in millions of Won)

Items	2010	2009	2008	2007
Liabilities (A)	3,862,134	3,824,205	3,412,854	2,129,288
Equity (B)	14,538,812	13,720,923	12,207,338	(*)13,062,368
Debt Ratio (A/B)	26.56%	27.87%	27.96%	16.30%
The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

e.	30 Largest Exposures by Borrower

(As of December 31, 2010)	(unit: in hundred millions of Won)

	Total
	Credit		Pre-	Sub-		Estimated		Total
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Securities	Exposure(1)
Industrial Bank of Korea	7	7	—	—	—	—	20,514	20,521
Korea Land & Housing Corporation	302	302	—	—	—	—	15,950	16,252
Korea Housing Finance Corporation	—	—	—	—	—	—	15,953	15,953
Samsung Electronics	13,482	13,482	—	—	—	—	324	13,806
Kookmin Bank	1,839	1,839	—	—	—	—	11,218	13,057
SH Corporation	10,697	10,697	—	—	—	—	1,696	12,394
Korea Development Bank	—	—	—	—	—	—	11,679	11,679
Korea Finance Corporation	—	—	—	—	—	—	10,310	10,310
Hyundai Heavy Industries	9,586	9,586	—	—	—	—	142	9,728
STX Shipbuilding	9,485	9,485	—	—	—	—	17	9,502
Sungdong Shipbuilding & Marine	9,136	3,683	5,453	—	—	—	—	9,136
Hyundai E&C	2,523	2,523	—	—	—	—	5,638	8,161
National Agricultural Cooperative Federation	332	332	—	—	—	—	7,696	8,028
Hyundai Steel	6,786	6,786	—	—	—	—	809	7,595
Samsung Engineering	6,940	6,940	—	—	—	—	14	6,954
Kumho Tire	5,606	445	5,161	—	—	—	1,325	6,931
SLS Shipbuilding	6,499	4,408	—	9	2,071	11	—	6,499
Hynix	776	776	—	—	—	—	5,121	5,898
Kumho Industrial	4,976	377	—	4,599	—	—	871	5,847
Samsung Card	4,834	4,834	—	—	—	—	829	5,663
Samsung Heavy Industries	5,575	5,575	—	—	—	—	18	5,593
Seoul Metropolitan City	5,300	5,300	—	—	—	—	—	5,300
POSCO	585	585	—	—	—	—	4,638	5,223
Hyundai Samho Heavy Industries	4,933	4,933	—	—	—	—	100	5,033
Daewoo International	4,386	4,386	—	—	—	—	298	4,684
LG Display	4,164	4,164	—	—	—	—	392	4,557
Hyosung	4,395	4,395	—	—	—	—	32	4,428
LG Chemical	4,387	4,387	—	—	—	—	40	4,427
Shinhan Bank	—	—	—	—	—	—	4,300	4,300
Hyundai Capital	2,000	2,000	—	—	—	—	2,186	4,186
Total	129,533	112,230	10,614	4,607	2,071	11	122,112	251,644

(1)	Total exposure excludes outstanding guarantees, acceptances and trust accounts

f.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of December 31, 2010)	(unit: in hundred millions of Won)

			Sub-standard or
Name	Industry	Total Exposure	below	Loan Loss Reserve
A	Construction	4,976	4,599	895
B	Real Estate & Lease	3,971	3,572	1,790
C	Construction	3,063	3,048	610
D	Shipbuilding	6,499	2,090	989
E	Real Estate & Lease	1,949	1,949	975
F	Construction	1,930	1,930	381
G	Construction	1,779	1,779	356
H	Real Estate & Lease	1,050	1,050	515
I	Finance & Insurance	1,001	1,001	200
J	Real Estate & Lease	1,000	1,000	200
K	Finance & Insurance	996	996	398
L	Construction	947	941	257
M	Real Estate & Lease	902	902	451
N	Finance & Insurance	900	900	248
O	Real Estate & Lease	900	900	180
P	Construction	900	900	441
Q	Real Estate & Lease	857	857	171
R	Real Estate & Lease	850	850	417
S	Shipbuilding	1,339	844	107
T	Manufacturing	839	838	168
Total		36,646	30,945	9,746
g.	Recent Developments
On February 18, 2011, Woori Finance Holdings was selected as the preferred bidder for the purchase of the assets and assumption of the liabilities of Samhwa Mutual Savings Bank and signed a memorandum of understanding on March 11, 2011 with KDIC related to such purchase. In order to effect such purchase, Woori Finance Holdings established a new subsidiary, Woori Financial Group Savings Bank Co., Ltd., which began operations on March 25, 2011.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)
(unit: in millions of Won, except per share amounts)

Items	2010	2009	2008	2007	2006
Cash and Due from Banks	65,444	23,267	119,350	32,502	89,724
Securities	18,175,265	17,350,078	15,285,356	15,062,711	13,591,413
Loans	995	139,300	169,150	0	49,750
Tangible Assets	420	415	566	438	630
Other Assets	158,822	32,068	45,770	96,005	62,004
Total Assets	18,400,946	17,545,128	15,620,192	15,191,656	13,793,521
Borrowings	0	60,000	—	—	—
Debentures	3,654,843	3,744,155	3,393,702	2,116,679	1,847,591
Other Liabilities	207,291	20,050	19,152	12,609	12,858
Total Liabilities	3,862,134	3,824,205	3,412,854	2,129,288	1,860,449
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	158,607	179,488	186,959	187,554	187,955
Capital Adjustment	(64,588)	(54,201)	(57,219)	(55,812)	(55,854)
Consolidated Other Comprehensive Income	951,649	1,219,373	724,373	1,842,300	2,173,349
Retained Earnings	9,463,067	8,346,186	7,323,148	7,058,249	5,597,545
Total Stockholder’s Equity	14,538,812	13,720,923	12,207,338	13,062,368	11,933,072
Operating Revenue	1,530,492	1,326,855	666,267	2,080,957	2,031,611
Operating Income	1,216,281	1,028,463	455,812	1,939,374	1,893,248
Income before Income Tax	1,211,740	1,026,024	454,478	1,943,561	2,029,319
Net Income	1,194,979	1,026,024	454,478	1,943,561	2,029,319
Earnings per share (in Won)	1,483	1,273	564	2,411	2,518

*	The figures for fiscal years 2007 to 2010 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)
(unit: in millions of Won)

Items	2010	2009	2008	2007	2006
Cash and Due from Banks	21,380,236	21,133,831	19,967,897	14,984,541	10,674,977
Securities	56,926,891	50,276,343	46,714,465	48,228,254	46,313,960
Loans	195,619,101	196,882,416	197,040,672	167,635,411	140,854,505
Tangible Assets	2,886,096	2,820,417	2,796,537	2,638,774	2,561,391
Other Assets	14,615,233	13,791,060	24,474,724	16,165,322	11,592,497
Total Assets	291,427,557	284,904,067	290,994,295	249,652,302	211,997,330
Deposits	187,009,289	178,660,922	170,224,891	146,583,312	129,022,868
Borrowings	69,592,463	71,664,594	74,717,758	66,040,316	54,111,207
Other Liabilities	17,907,027	18,591,420	31,743,043	22,011,382	15,438,450
Total Liabilities	274,508,779	268,916,936	276,685,692	234,635,010	198,572,525
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Consolidated Capital Surplus	158,608	179,488	186,959	187,555	187,955
Consolidated Capital Adjustment	(64,589)	(54,201)	(57,219)	(55,812)	(55,854)
Consolidated Other Comprehensive Income	951,643	1,219,366	724,366	1,842,294	2,173,342
Consolidated Retained Earnings	9,463,067	8,346,186	7,323,149	7,058,249	5,601,869
Minority Interest	2,379,972	2,266,215	2,101,271	1,954,929	1,487,416
Total Stockholder’s Equity	16,918,778	15,987,131	14,308,603	15,017,292	13,424,805
Operating Revenue	34,700,400	54,061,689	86,901,260	26,650,117	19,895,975
Operating Income	1,838,734	1,383,261	1,115,659	2,915,803	2,748,368
Income before income tax expense	1,795,151	1,459,818	1,190,400	2,923,358	2,913,712
Net income from continuing operation	1,299,610	1,077,445	588,655	2,114,501	2,189,207
Aggregated Net Income	1,299,610	1,115,773	588,502	2,114,360	2,189,207
Net Income for Majority Shareholders	1,194,979	1,026,024	454,478	1,939,238	2,029,319
Net Income for Minority Shareholders	104,631	89,749	134,024	175,122	159,888
No. of Companies Consolidated	39	35	38	30	24

*	The figures for fiscal years 2007 to 2010 take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect the re-classification of net income (loss) from discontinued operations.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

	2010	2009	2008
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion
2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service
(units: in millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2010	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	6,148
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	4,941
2008	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957
b.	Compensation for Services Other than the Audit
(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2010	2011.03.07	US GAAP and SOX Auditing	2010.12~2011.05	2,306	Deloitte Anjin LLC
	2010.04.30	Corporate tax reconciliation	2010.07~2010.08	72
		(Consolidated tax return advice)	2011.02~2011.03
2009	2009.12.21	US GAAP and SOX Auditing	2009.12~2010.05	3,006	Deloitte Anjin LLC
	2009.04.29	Corporate tax reconciliation	2009.07~2009.08	31
		(Consolidated tax return review)	2010.2~2010.3
2008	2009.01.07	US GAAP and SOX Auditing	2008.12~2009.5	3,340	Deloitte Anjin LLC
	2008.05.14	Corporate tax reconciliation	2008.7~2008.8 2009.2~2009.3	23

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors
A.	Composition of our board of directors
After the general shareholders’ meeting on March 25, 2011

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)
- Current) Chairman and chief executive officer of Woori Finance Holdings
- Chief executive officer, Woori Investment & Securities
- Executive managing director, Hanil Bank
- Bachelor of Law, Korea University
		None	Chairman of the board
Yong-Man Rhee (Non-Standing Director)	- Current) Committee Member, National elder Committee - Governor, Bank Supervisory Service - Minister, Ministry of Finance and Economy - Bachelor of Public Administration, Korea University	None	New Appointment
Min-Joon Bang (Non-standing Director)	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	Fourth consecutive term
Hi-Taek Shin (Non-standing Director)
- Current) Professor of College of Law, Seoul National University
- Lawyer, Kim & Chang Law Firm
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D at Yale Law School
		None	Fourth consecutive term
Kwang-Yie Kim (Non-standing Director)	- Current) Public Relations Director, Korea Deposit Insurance Corporation - Ministry of Finance and Economy - Bachelor of Science (Biochemistry), Yonsei University	Employee of the majority shareholding company	New Appointment
Doo-Hee Lee (Non-standing Director)
- Current) Professor of College of Business Administration, Korea University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Ph.D. in Business Administration, Michigan State University
		None	Third consecutive term
Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University	None	Third consecutive term
John Ji Whan Park (Non-standing Director)
- Current) Representative Director, Asia Evolution
- Director, AT&T Network System
- Director, Goldman Sachs
- Bachelor of Arts (Economics), Brown University
- Master of Business Administration, Harvard University
		None	New Appointment
B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee
After the general shareholders’ meeting on March 25, 2011

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.
Business Development and Compensation Committee	Yong-Man Lee Min-Joon Bang Hun Lee John Ji Whan Park	Non-standing director Yong-Man Lee heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Min-Joon Bang Kwang-Yie Kim Hun Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.
Ethics Committee	Pal Seung Lee Min-Joon Bang Doo-Hee Lee Kwang-Yie Kim John Ji Whan Park	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Hi-Taek Shin Doo-Hee Lee Kwang-Yie Kim Hun Lee John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Yong-Man Rhee Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors
Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of all executive directors.

2.	Related Companies

3.	Investments in Other Companies

As of December 31, 2010	(units: thousands of shares, millions of Won, %)

										Total Assets	Net Income
										as of the Most	for the Most
	Beginning Balance			Changes[1]			Ending Bal.			Recent Fiscal	Recent Fiscal
Name	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value	Year	Year[2]
Woori Bank	765,957	100.0	13,621,824	—	—	559,326	765,957	100.0	14,181,149	240,140,234	1,107,785
Kwangju Bank	49,413	99.9	976,284	—	—	90,649	49,413	99.9	1,066,933	18,198,246	105,529
Kyongnam Bank	58,050	99.9	1,443,661	—	—	87,198	58,050	99.9	1,530,858	24,617,116	144,302
Woori Finance Info Sys.	900	100.0	15,013	—	—	2,158	900	100.0	17,171	220,469	2,144
Woori F&I	6,000	100.0	166,563	—	—	23,247	6,000	100.0	189,810	1,035,540	40,367
Woori Investment & Securities	46,325	35.0	754,782	—	—	63,537	46,325	35.0	818,320	16,990,952	180,543
Woori Asset Management	6,662	100.0	67,456	—	—	(4,559)	6,662	100.0	62,898	84,259	9,954
Woori Private Equity	4,000	100.0	24,246	—	—	1,612	4,000	100.0	25,859	27,428	1,705
Woori Financial	8,970	52.9	207,346	—	—	(25,384)	8,970	52.9	181,962	2,776,670	31,641
Woori Aviva Life Insurance	3,060	51.0	72,903	—	—	(5,747)	7,601	51.6	100,306	2,377,784	2,643
Total	949,337	—	17,350,078	—	—	792,037	953,879	—	18,175,265	306,468,688	1,626,613

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.
The figures for the net income for the most recent fiscal year as stated above are for the fiscal year ended December 31, 2010, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2010.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2010	(units: shares, %)

			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	531,738,609	65.97	—	—	459,198,609	56.97
	Total	Common	531,738,609	65.97	—	—	459,198,609	56.97
		Preferred	—	—	—	—	—	—
		Total	531,738,609	65.97	—	—	459,198,609	56.97
Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%

As of December 31, 2010	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97
	Total	459,198,609	56.97	—	—	459,198,609	56.97
c.	Minority Shareholders
As of December 31, 2010

	Shareholder
Items	number	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	92,432	99.99	297,999,579	36.97
Total	92,438	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
(units: Won, shares)

Period		July 2010	August 2010	September 2010	October 2010	November 2010	December 2010
Common Stock	High	15,400	14,750	14,200	15,700	14,600	15,600
	Low	14,050	13,200	13,150	14,150	13,300	14,250
	Average	14,670	13,900	13,555	14,890	14,010	14,930
Monthly Trade Volume	High	8,210,376	5,545,033	5,755,052	7,904,357	12,535,571	17,861,602
	Low	1,944,020	1,822,738	1,847,705	2,541,186	2,015,045	2,125,241
	Average	100,236,836	72,271,267	75,603,960	95,844,046	106,826,717	103,946,753
b.	Foreign Stock Market (NYSE)
(units: US Dollars, ADRs)

Period		July 2010	August 2010	September 2010	October 2010	November 2010	December 2010
ADR	High	38.70	38.79	37.14	42.50	39.60	41.85
	Low	34.53	33.19	33.80	37.65	34.34	37.31
	Average	36.87	35.56	35.42	39.87	37.20	39.30
Won Con-version	High	46,618	45,966	42,414	47,898	43,837	47,964
	Low	42,513	39,675	39,587	42,416	38,684	42,586
	Average	44,517	41,961	41,340	44,792	41,895	45,099
Monthly Trade Volume	High	24,900	7,300	11,600	16,800	445,700	243,700
	Low	1,000	100	2,800	0	500	1,400
	Monthly Total	148,200	73,400	90,200	69,900	532,100	558,000

VII.	Directors and Employee Information

1.	Directors
As of December 31, 2010

Position		Name	Common Stocks Owned		Expiration of Term
Chairman and CEO	Registered	Pal Seung Lee	41,000	*	March 24, 2014
Senior Managing Director	Non-Registered	Sang Koo Youn	4,400		April 26, 2011
Senior Managing Director	Non-Registered	Jeong Han Kim			October 15, 2011
Senior Managing Director	Non-Registered	Hyun Jin Jung			September 12, 2012
Senior Managing Director	Non-Registered	Young Been Park			September 12, 2012
Managing Director	Non-Registered	Sung Jae Park	353		February 9, 2012
Managing Director	Non-Registered	Seung Gyu Kim			December 10, 2011
Managing Director	Non-Registered	Seong Kook Jo			September 26, 2012
Managing Director	Non-Registered	Byoung Yoon Jeon			September 26, 2012
Managing Director	Non-Registered	Hong Dall Kim			September 26, 2012
Non-standing Director	Registered	Hi-Bock Kang			March 25, 2011
Non-standing Director	Registered	Young-Ho Lee			March 25, 2011
Non-standing Director	Registered	Min-Joon Bang			March 24, 2012
Non-standing Director	Registered	Hi-Taek Shin			March 24, 2012
Non-standing Director	Registered	Hak-Jin Kim			March 25, 2011
Non-standing Director	Registered	Doo-Hee Lee			March 24, 2012
Non-standing Director	Registered	Hun Lee			March 24, 2012

*	Common stock owned by Chairman and CEO Pal Seung Lee as of March 2, 2011: 47,000 shares
2.	Employee Status

As of December 31, 2010	(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	129	—	13	142	2 years and 10 months	7,583,080	53,401	Cumulative Basis (Jan. 1 ~ Dec. 31 2010)
3.	Directors’ Compensation
(unit: in millions of Won)

		Compensation Limit approved at	Average Compendation
Items	Total Compensation	Meeting of Shareholders	Per employee	Note
Standing Director	1,057	(1)	1,057	Cumulative basis (Jan. 1 ~ Dec. 31 2010)
Non-standing Directors (excluding audit committee member)	140	(1)	47	3 directors; cumulative basis (Jan. 1 ~ Dec. 31 2010)
Audit Committee Members	135	(1)	45	4 members (no compensation provided for one of the members of the Audit Committee); cumulative basis (Jan. 1 ~ Dec. 31 2010)

(1)	Compensation limit for the Standing Director, Non-standing Directors and Audit Committee Members, on an aggregate basis, as approved at the annual general meeting of shareholders was W4,000 million.

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)
(unit: in millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	100,000	—	99,000	1,000
Woori F&I	Subsidiary	Other Loan	40,000	—	40,000	—
Total			140,000	—	139,000	1,000
b.	Payment Transactions
(unit: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	4,000,000	—	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,970,639	—	—	8,970,639
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	4,541,091	—	7,601,091
Total			949,337,527	4,541,091	—	953,878,618

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

(Registrant)

Date: March 31, 2011	By:	/s/ Woo Seok Seong

(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager